UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

7 Days Group Holdings Limited

(Name of Issuer)

Ordinary Shares*

(Title of Class of Securities)

81783J 101**

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing 3 ordinary shares.

**	This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 2 of 16 Pages

CUSIP No. 81783J 101
1	Names of reporting persons/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WP RE (Cayman) International Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 24,008,321
	7	Sole dispositive power 0
	8	Shared dispositive power 24,008,321
9	Aggregate amount beneficially owned by each reporting person 24,008,321
10	Check if the aggregate amount in row (9) excludes certain shares ☐
11	Percent of class represented by amount in row (9) 16.1%[1]
12	Type of reporting person CO

[1]	Based on 149,067,932 outstanding ordinary shares as of December 31, 2009.

SCHEDULE 13G	Page 3 of 16 Pages

CUSIP No. 81783J 101
1	Names of reporting persons/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus Real Estate I, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 24,008,321[1]
	7	Sole dispositive power 0
	8	Shared dispositive power 24,008,321[2]
9	Aggregate amount beneficially owned by each reporting person 24,008,321
10	Check if the aggregate amount in row (9) excludes certain shares ☐
11	Percent of class represented by amount in row (9) 16.1%[3]
12	Type of reporting person PN

[1]

The record owner of these shares is WP RE (Cayman) International Ltd., which is wholly owned by Warburg Pincus Real Estate I, L.P., the general partner of which is Warburg Pincus Real Estate I GP, LLC, the sole member of which is Warburg Pincus Partners, LLC, the managing member of which is Warburg Pincus & Co.

[2]	See footnote 1 above.
[3]	Based on 149,067,932 outstanding ordinary shares as of December 31, 2009.

SCHEDULE 13G	Page 4 of 16 Pages

CUSIP No. 81783J 101
1	Names of reporting persons/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus Real Estate I GP, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 24,008,321[1]
	7	Sole dispositive power 0
	8	Shared dispositive power 24,008,321[2]
9	Aggregate amount beneficially owned by each reporting person 24,008,321
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 16.1%[3]
12	Type of reporting person OO

[1]

The record owner of these shares is WP RE (Cayman) International Ltd., which is wholly owned by Warburg Pincus Real Estate I, L.P., the general partner of which is Warburg Pincus Real Estate I GP, LLC, the sole member of which is Warburg Pincus Partners, LLC, the managing member of which is Warburg Pincus & Co.

[2]	See footnote 1 above.
[3]	Based on 149,067,932 outstanding ordinary shares as of December 31, 2009.

SCHEDULE 13G	Page 5 of 16 Pages

CUSIP No. 81783J 101
1	Names of reporting persons/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus Partners, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 24,008,321[1]
	7	Sole dispositive power 0
	8	Shared dispositive power 24,008,321[2]
9	Aggregate amount beneficially owned by each reporting person 24,008,321
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 16.1%[3]
12	Type of reporting person OO

[1]

The record owner of these shares is WP RE (Cayman) International Ltd., which is wholly owned by Warburg Pincus Real Estate I, L.P., the general partner of which is Warburg Pincus Real Estate I GP, LLC, the sole member of which is Warburg Pincus Partners, LLC, the managing member of which is Warburg Pincus & Co.

[2]	See footnote 1 above.
[3]	Based on 149,067,932 outstanding ordinary shares as of December 31, 2009.

SCHEDULE 13G	Page 6 of 16 Pages

CUSIP No. 81783J 101
1	Names of reporting persons/I.R.S. identification nos. of above persons (entities only) Warburg Pincus & Co.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 24,008,321[1]
	7	Sole dispositive power 0
	8	Shared dispositive power 24,008,321[2]
9	Aggregate amount beneficially owned by each reporting person 24,008,321
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 16.1%[3]
12	Type of reporting person PN

[1]

The record owner of these shares is WP RE (Cayman) International Ltd., which is wholly owned by Warburg Pincus Real Estate I, L.P., the general partner of which is Warburg Pincus Real Estate I GP, LLC, the sole member of which is Warburg Pincus Partners, LLC, the managing member of which is Warburg Pincus & Co.

[2]	See footnote 1 above.
[3]	Based on 149,067,932 outstanding ordinary shares as of December 31, 2009.

SCHEDULE 13G	Page 7 of 16 Pages

CUSIP No. 81783J 101
1	Names of reporting persons/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warburg Pincus LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 24,008,321[1]
	7	Sole dispositive power 0
	8	Shared dispositive power 24,008,321[2]
9	Aggregate amount beneficially owned by each reporting person 24,008,321
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 16.1%[3]
12	Type of reporting person OO

[1]

The record owner of these shares is WP RE (Cayman) International Ltd., which is wholly owned by Warburg Pincus Real Estate I, L.P., the general partner of which is Warburg Pincus Real Estate I GP, LLC, the sole member of which is Warburg Pincus Partners, LLC, the managing member of which is Warburg Pincus & Co. Warburg Pincus LLC manages Warburg Pincus Real Estate I, L.P.

[2]	See footnote 1 above.
[3]	Based on 149,067,932 outstanding ordinary shares as of December 31, 2009.

SCHEDULE 13G	Page 8 of 16 Pages

CUSIP No. 81783J 101
1	Names of reporting persons/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles R. Kaye
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 24,008,321[1]
	7	Sole dispositive power 0
	8	Shared dispositive power 24,008,321[2]
9	Aggregate amount beneficially owned by each reporting person 24,008,321
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 16.1%[3]
12	Type of reporting person IN

[1]

The record owner of these shares is WP RE (Cayman) International Ltd., which is wholly owned by Warburg Pincus Real Estate I, L.P., the general partner of which is Warburg Pincus Real Estate I GP, LLC, the sole member of which is Warburg Pincus Partners, LLC, the managing member of which is Warburg Pincus & Co. Warburg Pincus LLC manages Warburg Pincus Real Estate I, L.P. Charles R. Kaye is a Managing General Partner of Warburg Pincus & Co. and Managing Member and Co-President of Warburg Pincus LLC and may be deemed to control the various Warburg Pincus entities identified above. Mr. Kaye disclaims beneficial ownership of all shares held by the Warburg Pincus entities identified above.

[2]	See footnote 1 above.
[3]	Based on 149,067,932 outstanding ordinary shares as of December 31, 2009.

SCHEDULE 13G	Page 9 of 16 Pages

CUSIP No. 81783J 101
1	Names of reporting persons/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph P. Landy
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 24,008,321[1]
	7	Sole dispositive power 0
	8	Shared dispositive power 24,008,321[2]
9	Aggregate amount beneficially owned by each reporting person 24,008,321
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 16.1%[3]
12	Type of reporting person IN

[1]

The record owner of these shares is WP RE (Cayman) International Ltd., which is wholly owned by Warburg Pincus Real Estate I, L.P., the general partner of which is Warburg Pincus Real Estate I GP, LLC, the sole member of which is Warburg Pincus Partners, LLC, the managing member of which is Warburg Pincus & Co. Warburg Pincus LLC manages Warburg Pincus Real Estate I, L.P. Joseph P. Landy is a Managing General Partner of Warburg Pincus & Co. and Managing Member and Co-President of Warburg Pincus LLC and may be deemed to control the various Warburg Pincus entities identified above. Mr. Landy disclaims beneficial ownership of all shares held by the Warburg Pincus entities identified above.

[2]	See footnote 1 above.
[3]	Based on 149,067,932 outstanding ordinary shares as of December 31, 2009.

CUSIP No. 81783J 101	SCHEDULE 13G	Page 10 of 16 Pages

Item 1	(a)	Name of Issuer:

7 Days Group Holdings Limited (“Issuer”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

10F, 705 GuangzhouDaDaoNan Road, Guangzhou, Guangdong 510290, People’s Republic of China

Item 2	(a)	Name of Person Filing:

WP RE (Cayman) International Ltd.

Warburg Pincus Real Estate I, L.P.

Warburg Pincus Real Estate I GP, LLC

Warburg Pincus Partners, LLC

Warburg Pincus & Co.

Warburg Pincus LLC

Charles R. Kaye

Joseph P. Landy

Item 2	(b)	Address of Principal Business Office or, If None, Residence; Citizenship

For all Reporting Persons: c/o Warburg Pincus & Co. 450 Lexington Avenue New York, New York, 10017

Item 2	(c)	Citizenship

WP RE (Cayman) International Ltd. - Cayman Islands company

Warburg Pincus Real Estate I, L.P. - Delaware limited partnership

Warburg Pincus Real Estate I GP, LLC - Delaware limited liability company

Warburg Pincus Partners, LLC - New York limited liability company

Warburg Pincus & Co. - New York general partnership

Warburg Pincus LLC - New York limited liability company

Charles R. Kaye - United States of America

Joseph P. Landy - United States of America

Item 2	(d)	Title of Class of Securities:

Ordinary shares, par value US$0.125

Item 2	(e)	CUSIP Number:

81783J 101 This CUSIP applies to the American Depositary Shares each representing three ordinary shares.

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 81783J 101	SCHEDULE 13G	Page 11 of 16 Pages

Item 4.	Ownership

(a) Amount beneficially owned:

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

The record owner of the shares is WP RE (Cayman) International Ltd., which is wholly owned by Warburg Pincus Real Estate I, L.P., the general partner of which is Warburg Pincus Real Estate I GP, LLC, the sole member of which is Warburg Pincus Partners, LLC, the managing member of which is Warburg Pincus & Co. Warburg Pincus LLC manages Warburg Pincus Real Estate I, L.P. Charles R. Kaye and Joseph P. Landy are Managing General Partners of Warburg Pincus & Co. and Managing Members and Co-Presidents of Warburg Pincus LLC and may be deemed to control the various Warburg Pincus entities identified above. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the various Warburg Pincus entities identified above.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated: February 9, 2010

WP RE (CAYMAN) INTERNATIONAL LTD.

By:	/S/ TARA E. O’NEILL
Name:	Tara E. O’Neill
Title:	Director

WARBURG PINCUS REAL ESTATE I, L.P.

By:	Warburg Pincus Real Estate I GP, LLC, its General Partner

By:	Warburg Pincus Partners, LLC, its Sole Member

By:	Warburg Pincus & Co., its Managing Member

By:	/S/ SCOTT A. ARENARE
Name:	Scott A. Arenare
Title:	Partner

WARBURG PINCUS REAL ESTATE I GP, LLC

By:	Warburg Pincus Partners, LLC, its Sole Member

By:	Warburg Pincus & Co., its Managing Member

By:	/S/ SCOTT A. ARENARE
Name:	Scott A. Arenare
Title:	Partner

WARBURG PINCUS PARTNERS, LLC

By:	Warburg Pincus & Co., its Managing Member

By:	/S/ SCOTT A. ARENARE
Name:	Scott A. Arenare
Title:	Partner

WARBURG PINCUS & CO.

By:	/S/ SCOTT A. ARENARE
Name:	Scott A. Arenare
Title:	Partner

WARBURG PINCUS LLC

By:	/S/ SCOTT A. ARENARE
Name:	Scott A. Arenare
Title:	Managing Director

By:	/S/ SCOTT A. ARENARE
Name:	Charles R. Kaye
By:	Scott A. Arenare, Attorney-in-Fact[1]

By:	/S/ SCOTT A. ARENARE
Name:	Joseph P. Landy
By:	Scott A. Arenare, Attorney-in-Fact[2]

[1]	Power of Attorney granted by Mr. Kaye in favor of Scott A. Arenare, Timothy J. Curt and Steven G. Schneider, dated as of February 27, 2006, was previously filed with the U.S. Securities and Exchange Commission on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is incorporated herein by reference.
[2]	Power of Attorney granted by Mr. Landy in favor of Scott A. Arenare, Timothy J. Curt and Steven G. Schneider, dated as of February 27, 2006, was previously filed with the U.S. Securities and Exchange Commission on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is incorporated herein by reference.

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement